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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            ------------------------
                                   SCHEDULE TO
            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                (Amendment No. 2)
                            ------------------------
                          CARDIAC PATHWAYS CORPORATION
                            (Name of Subject Company)
                            ------------------------
                           ADAM ACQUISITION 2001 INC.
                          BOSTON SCIENTIFIC CORPORATION
            (Names of Filing Persons (identifying status as offeror,
                            issuer or other person))
                            ------------------------

                     Common Stock, Par Value $.001 Per Share
           (Including the Associated Preferred Share Purchase Rights)
                         (Title of Class of Securities)
                            ------------------------
                                   141408 10 4
                      (CUSIP Number of Class of Securities)

            Lawrence J. Knopf                         Lawrence J. Knopf
      Boston Scientific Corporation               Adam Acquisition 2001 Inc.
       One Boston Scientific Place                One Boston Scientific Place
          Natick, MA 01760-1537                     Natick, MA 01760-1537
             (508) 650-8567                            (508) 650-8567
  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                 and Communications on Behalf of filing persons)
                            ------------------------
                                   Copies to:

                                  Clare O'Brien
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 848-4000


                            CALCULATION OF FILING FEE

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     Transaction Valuation*                          Amount of Filing Fee**
--------------------------------------------------------------------------------
        $50,250,375.47                                    $10,050.08
================================================================================

* Estimated for purposes of calculating the amount of the filing fee only. The fee was calculated by multiplying $5.267, the per share tender offer price, by the 9,052,243 currently outstanding shares of Common Stock sought in the Offer, which gives an aggregate consideration of $47,678,163.88 (the "Common Stock Consideration"). The Common Stock Consideration was then added to $2,572,211.59, being the net consideration for the Subject Company's 1,907,831 in-the-money employee stock options and the 96,924 rights to purchase shares of Common Stock that may be issued pursuant to the Subject Company's employee stock purchase plan to arrive at a total transaction value of $50,250,375.47.

**   Calculated as 1/50 of 1% of the transaction value.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $10,050.08  Filing Party: Boston Scientific Corporation,
                                                  Adam Acquisition 2001 Inc.
                       --------------             -----------------------------
Form or Registration No.: Schedule TO           Date Filed:  July 10, 2001
                          -----------                      --------------------


Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes to designate any transactions to which the statement relates:

[X}  third-party tender offer subject to Rule 14d-1.

[ ]  issuer tender offer subject to Rule 13c-4

[ ]  going-private transaction subject to Rule13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

         This Amendment No. 2 (the "Amendment") amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on July 10, 2001, as amended on August 1, 2001 (the "Schedule TO"), by Adam Acquisition 2001 Inc., a Delaware corporation ("Purchaser"), and a wholly owned subsidiary of Boston Scientific Corporation, a Delaware corporation ("Parent"). This Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.001 per share, including the associated preferred share purchase rights (together, the "Shares"), of Cardiac Pathways Corporation, a Delaware corporation (the "Company"), at a purchase price of $5.267 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 10, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements hereto and thereto, collectively constitute the "Offer"). Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Offer to Purchase or in the Schedule TO.

Item 1.  Summary Term Sheet.

         Item 1 of the Schedule TO is hereby amended and supplemented by the following:

    Summary Term Sheet

    Question fourteen of the Summary Term Sheet of the Offer to Purchase, titled "Until what time can I withdraw previously tendered Shares?" on page iii is amended by changing "September 8, 2001" to "September 7, 2001." The paragraph in its entirety shall read as follows:

    "You may withdraw previously tendered Shares any time prior to the expiration of the Offer, and, unless we have accepted and paid for the Shares pursuant to the Offer, you may also withdraw any tendered Shares at any time after September 7, 2001. See Section 4."

Item 2.  Subject Company Information.

    Item 2 of the Schedule TO is hereby amended and supplemented by the following:

    Section 7. Certain Information Concerning the Company.

    The second sentence of the first paragraph of Section 7 of the Offer to Purchase on page 12 is amended by replacing it in its entirety with the following sentence: "Purchaser and Parent have relied on the accuracy of such information furnished by the Company and/or included in publicly available information on the Company and have not made any independent attempt to verify the accuracy of such information." The paragraph in its entirety shall read as follows:

    "Except as otherwise set forth in this Offer to Purchase, all of the information concerning the Company contained in this Offer to Purchase has been furnished by the Company or has been taken from or based upon publicly available documents and records on file with the Commission and other public sources. Purchaser and Parent have relied on the accuracy of such information furnished by the Company and/or included in publicly available information on the Company and have not made any independent attempt to verify the accuracy of such information."

Item 4.  Terms of the Transaction.

    Item 4 of the Schedule TO is hereby amended and supplemented by the following:

    Section 1. Terms of the Offer; Expiration Date.

    The first sentence of the sixth paragraph of Section 1 of the Offer to Purchase on page 5 is amended by replacing the words "promptly following the acceptance of Shares for payment pursuant to the Offer" with the words "promptly following expiration of the Offer", and the amended sentence shall read as follows:

    "Purchaser shall pay for all Shares validly tendered and not withdrawn promptly following expiration of the Offer."

    Section 2. Acceptance for Payment and Payment for Shares.

    The second sentence of the first paragraph of Section 2 of the Offer to Purchase on page 6 is amended by replacing the words "promptly following the acceptance of Shares for payment pursuant to the Offer" with the words "promptly following expiration of the Offer", and the amended sentence shall read as follows:

    "Purchaser shall pay for all Shares validly tendered and not withdrawn promptly following expiration of the Offer."

    Section 4. Withdrawal Rights.

    The first sentence of the first paragraph of Section 4 of the Offer to Purchase on page 10 is amended by changing "September 8, 2001" to "September 7, 2001", and the amended sentence shall read as follows:

    "Tenders of Shares made pursuant to the Offer are irrevocable except that such Shares may be withdrawn at any time prior to the Expiration Date and unless theretofore accepted for payment and paid for by Purchaser pursuant to the Offer, may also be withdrawn at any time after September 7, 2001."

    Section 10. Background of the Offer; Contacts with the Company; the Merger Agreement and Related Agreements.

    The "Severance and Retention Agreements" section on page 28 of Section 10 of the Offer to Purchase is amended by deleting the first sentence thereof and the words "Under the proposed plan" in the second sentence and adding new language that will read as follows:

    "Parent agreed that the Company could put in place certain retention plans with certain executive officers and non-executive officers and other employees of the Company. In addition, Parent agreed to honor preexisting commitments of the Company with respect to certain severance agreements entered into between the Company and certain executive officers. Under the proposed retention plan".

    Section 14. Certain Conditions of the Offer.

    The second sentence of the final paragraph of Section 14 of the Offer to Purchase on page 34 is amended by replacing it in its entirety with the following sentence: "The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time; provided, however, that, other than with respect to any condition relating to receipt of governmental approvals, all of the foregoing rights must be exercised or waived before the Offer expires."

Item 7.  Source and Amount of Funds or Other Consideration.

    Item 7 of the Schedule TO is hereby amended and supplemented by the following:

    Section 9. Financing of the Offer and the Merger.

    Section 9 of the Offer to Purchase on page 13 is amended by deleting the fourth sentence thereof and adding new language so that Section 9 will read in its entirety as follows:

    "The Offer is not conditioned upon any financing arrangements. The total amount of funds required by Purchaser to consummate the Offer and the Merger and to consummate the transactions contemplated by the Merger Agreement and the Stock Purchase Agreement, and to pay related fees and expenses is estimated to be approximately $115 million. Purchaser will obtain all of such funds from Parent. Parent will provide such funds from existing working capital or by drawing down on the facilities available to Parent under the Second Amended and Restated Credit Agreement, dated as of September 4, 1998 (the "Credit Agreement"), among Parent as borrower, ABN AMRO Bank N.V., Bank of America National Trust and Savings Association and Barclays Bank plc as syndication agents, Chase Securities Inc. as arranger and book manager, The Chase Manhattan Bank as administrative agent and the banks from time to time parties thereto (the "Banks"), as amended on February 23, 1999 and June 20, 2000. This summary is not a complete description of the terms and conditions of the Credit Agreement and its amendments and is qualified in its entirety by reference to the full text of the Credit

Agreement and its amendments, copies of which have been incorporated by reference as exhibits to the Schedule TO filed by Parent and Purchaser with respect to the Offer. Under the Credit Agreement, the Banks have made available to Parent a revolving credit facility of up to $1.0 billion which terminates in June 2002. Use of the borrowings is unrestricted and the borrowings are unsecured. The interest rate for borrowing under the Credit Agreement will be the offered rate for deposits in US dollars with a comparable term that appears on the Telerate Page, adjusted for any reserve requirements. The Credit Agreement contains other customary terms and conditions. Parent currently plans to repay the borrowings out of funds generated in the ordinary course of business. Parent enters into new facilities from time to time in the ordinary course of business and may in the future choose to use a new facility to access the necessary funds for the consummation of the Offer and the Merger, as well as the transactions under the Merger Agreement and the Stock Purchase Agreement. Parent does not have any alternative financing arrangements in place with respect to the Offer."

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 3, 2001

                                            ADAM ACQUISITION 2001 INC.



                                            By   /s/  Lawrence J. Knopf
                                              ----------------------------------
                                              Name:   Lawrence J. Knopf
                                              Title:  Vice President

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 3, 2001

                                            BOSTON SCIENTIFIC CORPORATION



                                            By   /s/  Lawrence J. Knopf
                                              ----------------------------------
                                              Name:   Lawrence J. Knopf
                                              Title:  Assistant General Counsel

                                  EXHIBIT INDEX

Exhibit  No.

(a)(1)(i)        Offer to Purchase dated July 10, 2001.*

(a)(1)(ii)       Form of Letter of Transmittal.*

(a)(1)(iii)      Form of Notice of Guaranteed Delivery. *

(a)(1)(iv) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *

(a)(1)(v) Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients. *

(a)(1)(vi) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9. *

(a)(1)(vii) Summary Advertisement as published in The New York Times on July 10, 2001. *

(a)(5)(i) Press Release issued by Parent on June 29, 2001 (incorporated by reference to exhibit 99.1 of the Schedule TO-C filed by Parent on June 29, 2001).

(a)(5)(ii) Communication by Parent to employees on June 29, 2001 (incorporated by reference to exhibit 99.2 of the Schedule TO-C filed by Parent on June 29, 2001).

(a)(5)(iii) Transcript of Analyst Call held by Parent on June 29, 2001 (incorporated by reference to exhibit 99.3 of the Schedule TO-C Amendment filed by Parent on July 6, 2001).

(a)(5)(iv) Press Release issued by Parent and the Company on July 31, 2001 (incorporated by reference to exhibit 99.(a)(5)(iv) of the Schedule TO Amendment filed by Parent on August 1, 2001).

(b)(i) Form of Second Amended and Restated Credit Agreement, dated September 4, 1998 among Parent, The Several Lenders and certain other parties (incorporated by reference to exhibit 10.1, Current Report on Form 8-K filed by Parent dated September 25,
                 1998).

(b)(ii) Form of Amendment dated February 23, 1999 to Second Amended and Restated Credit Agreement dated September 4, 1998 among Parent, The Several Lenders and certain other parties (incorporated by reference to exhibit 10.21, Annual Report on Form 10-K filed by Parent dated December 31, 1998).

(b)(iii) Form of Second Amendment dated as of June 20, 2000 to the Second Amended and Restated Credit Agreement dated September 4, 1998 among Parent, The Several Lenders and The Chase Manhattan Bank (incorporated by reference to exhibit 10.1, Quarterly Report on Form 10-Q filed by Parent for the quarter ended June 30, 2000).

(d)(i) Agreement and Plan of Merger, dated as of June 28, 2001, among Parent, Purchaser and the Company (incorporated by reference to exhibit 1 of the Schedule 13D filed by Parent on July 9, 2001).


----------------

* Incorporated by reference to Parent's Schedule TO, filed July 10, 2001.

(d)(ii) Stock Purchase Agreement, dated as of June 28, 2001, among Parent and certain holders of the Company's preferred stock (incorporated by reference to exhibit 2 of the Schedule 13D filed by Parent on July 9, 2001).

(d)(iii) Stockholder Agreement, dated as of June 28, 2001, among Parent, Purchaser and Van Wagoner Funds, Inc. (incorporated by reference to exhibit 3 of the Schedule 13D filed by Parent on July 9, 2001).

(d)(iv) Stockholders Agreement, dated as of June 28, 2001, among Parent, Purchaser and certain members of management of the Company (incorporated by reference to exhibit 4 of the Schedule 13D filed by Parent on July 9, 2001).